November 16, 2011

By Edgar and Overnight Delivery

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance

Re: Omni Bio Pharmaceutical, Inc. Form 10-K for the Fiscal Year Ended March 31, 2011 Filed June 29, 2011 File No. 000-52530

Ladies and Gentlemen:

Omni Bio Pharmaceutical, Inc. (the “Company”) submits this response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 18, 2011 to Mr. Robert C. Ogden, Chief Financial Officer of the Company, regarding the Form 10-K for the fiscal year ended March 31, 2011, as referenced above.

The Company intends to engage a PCAOB registered firm to perform a re-audit on the Company’s financial statements for the period from February 28, 2006 (Inception) through March 31, 2008 (the “Period”) for the purpose of including the financial statement information for the Period in our Consolidated Statements of Operations, Consolidated Statements of Cash Flows and Consolidated Statements of Stockholders’ Equity in our Annual Report on Form 10-K for the fiscal year ended March 31, 2012.

At this time, we do not intend to amend our Annual Report on Form 10-K for the fiscal year ended March 31, 2011 to reflect a re-audit of the financial statements for the Period noted above. We understand that a registration statement that the Company files will not be declared effective until a re-audit of the Company’s financial statements for the Period occurs.

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Very truly yours,

/s/ Robert C. Ogden
Robert C. Ogden
Chief Financial Officer